Exhibit 99.1

VIQ Solutions Expands Global Technology Footprint, Signing Multi-Year Contract with Multi-National Transcription Services Company

PHOENIX, ARIZONA, February 8, 2023 – VIQ Solutions Inc. ("VIQ", "VIQ Solutions" or the "Company") (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announces a multi-year deal with e24 Technologies LLC, DBA Transcription Hub (Thub), to provide NetScribe™, powered by AI, technology to transform workflow for Transcription Services organizations in India.

Thub, a multi-national technology and transcription services organization, selected VIQ to deliver an AI-powered technology for internal and commercial workflow solutions to transcription services organizations across India. Thub utilizes innovative technology and a distributed rural workforce in India to transform business models and is focused on speech, text, analytical services transforming workflow for verbatim multi-speaker segments such as education, call center and retail applications.

“VIQ is excited to expand our innovative technology to a region where transcription production is essential to fill the gap in global resourcing,” said Susan Sumner, President, and Chief Operating Officer, VIQ Solutions. “The transcription services industry is positively responding to the acceleration of AI used to improve efficiency by streamlining content creation. By partnering with Thub, our technology solutions will help transcription companies around the world see the value realized by the court, law enforcement and insurance companies that VIQ serves today.”

“We are delighted to extend our partnership with VIQ," said Harrish Natarajan, Founder & CEO, Thub. “For the past year, we successfully used NetScribe to enhance our internal workflows. We have seen a vast improvement in productivity and have made the transition from traditional transcription to editing an AI-generated draft. The quality of the draft, for multi speaker applications, was a key driver in our decision to take the partnership to the next level.”

As the appetite for digitalization of recorded events increases, technology is required to keep pace with the amount of evidentiary content created every day. VIQ's AI-based workflow technology increases efficiency, decreases turnaround time, and yields higher transcription accuracy.

For additional information:

Media Contact:	Investor Relations Contact:

Laura Haggard	Laura Kiernan

Chief Marketing Officer	High Touch Investor Relations

VIQ Solutions	Ph. 1-914-598-7733

Email: marketing@viqsolutions.com	Email: viq@htir.net

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-Looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information (“forward-looking statements”) under applicable securities legislation. Such forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this news release include, but are not limited to, those statements with respect to the benefits of the partnership with Thub. Forward-looking statements are based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the Company’s business plans, including plans for expansion. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this news release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s annual information form dated March 31, 2022 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.